Filed by Axalta Coating Systems Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: December 3, 2025

The following transcript of a webcast with investors is being filed in connection with the proposed merger of equals transaction between Axalta Coating Systems Ltd. and Akzo Nobel N.V.:

Axalta Coatings System | Citi - 2025 Basic Materials Conference | December 2, 2025

Patrick Cunningham:

I’m joined next by Axalta, a global leader in the coatings industry with a strong focus in mobility, refinish and aftermarket, building facades and other industrial applications.

Patrick Cunningham:

I’m joined here today by SVP and CFO Carl Anderson. Carl’s been with Axalta for two years as CFO and previously held CFO roles at XPO and Meritor. So Carl, thank you for joining us here today. I understand you wanted to maybe just kick us off with some opening remarks.

Carl Anderson:

Sure. Thank you, Patrick. Thanks, everybody, for joining here today on this beautiful day in New York.

Carl Anderson:

Just wanted to maybe kick off. So two weeks ago we announced a transformational merger between AkzoNobel and Axalta. And I think as we look at this deal, what the combined company is going to be able to be is it’s going to be a powerhouse across the board in all of the end markets we operate.

Carl Anderson:

So with the combination, we will be the number one performance coatings player and company around the globe, we’ll be the number two paints and coatings global player, we will have end markets in seven different areas, ranging from aerospace to marine to refinish to mobility.

Carl Anderson:

The positions we have from a brand, from a geographical perspective will be best-in-class across all of these businesses. The company was going to have about $17 billion in revenue, over 3 billion in EBITDA, and generate over a billion and a half of free cash flow. And that’s what the combined entity will kind of bring.

Carl Anderson:

I think as it looks from a governance perspective, this will be a US-style governance approach as we think about how the board will be put together. The whole premise of the deal was done in a 50-50 type of mindset between the two parties, and you can really see that coming through in how the governance is set up.

Carl Anderson:

So Rakesh Sachdev is the current chair of Axalta. He will be the chair of the new co. Greg Poux-Guillaume is the CEO of AkzoNobel. He will be the CEO of the new co. And then I’ll be the CFO of the new company as well. So Chris Villavarayan will be our deputy CEO and will be laser-focused on delivering and setting up the company for success as it relates to driving synergies.

Carl Anderson:

The board makeup is really 50-50 between the parties, so there’ll be four Axalta board members as part of the board, there’ll be four AkzoNobel, and there’ll be three independents.

Carl Anderson:

And so I think if I look what’s in front of us from a value creation perspective, we have the right team, the right governance to deliver very significant value to both shareholders.

Carl Anderson:

Then specific to Axalta as I look at it, one of the key themes and why we’re very excited about this transaction is that we think there’s over 75% value creation in this combined enterprise that we’re going to create. We are going to be driving a minimum of $600 million of cost synergies as part of this.

Carl Anderson:

And that is important because regardless of the end markets that we’re facing, this is in our control. And I will tell you how we feel and how AkzoNobel feels, this is the floor on synergies. We think there’s probably even more to go get, but at a minimum, we’re going to deliver $600 million of synergies capture on a annual run rate. And that alone is worth almost 40% value creation to Axalta shareholders.

Carl Anderson:

Then if I think about what it does from the potential upside above and beyond that is as relates to where we currently trade. So Axalta currently trades with an eight multiple, plus or minus. More minus than plus as of late. I would tell you AkzoNobel’s probably nine, but to have value creation, at least from a term or two of additional multiple from a rerate perspective also will drive us over the 75% type of value creation as a combined enterprise.

Carl Anderson:

Axalta will also benefit from we’re getting three times as much revenue in this transaction from going from 5 billion to over 17 billion. We’re going to have three times as much EBITDA and three times as much free cash flow over $1.5 billion.

Carl Anderson:

And so again, as I look at this deal, it’s transformational on many levels, but in many ways we’re just going to be beginning the journey as it relates to what we can be doing as a combined company together.

Carl Anderson:

So happy, I just wanted to kind of share that as some background as we kind of get into the discussion. I think the last important point is if we think about the back to the 50-50 type of mindset from a deal structure, we will own, from an Axalta perspective, 45% of the new company.

Carl Anderson:

And I think that’s an important data point because if you look at where the historical trading was on a market cap basis between the two companies over the many, many years and where the spot level was, we were about 35%.

Carl Anderson:

So we’re actually going to have 10% more ownership interest in this entity, and that will relate to and be a direct result of creating additional probably $1.4 billion of value because of the ownership to our Axalta shareholders.

Carl Anderson:

So across the board I look at this deal, it’s highly accretive, over 30% EPS accretion as a phenomenal return on invested capital. And we’re more than excited, I would tell you, both companies, the employee bases are beyond excited to get this deal done and over the finish line because I think the value upside here is just absolutely phenomenal.

Patrick Cunningham:

Very helpful. And obviously, post this announcement there was a lot of emotion out there, you got some pretty public feedback with people sharing their dissent. So any sort of initial pushback or addressing some of that pushback and why now is the right timing? Why did you ultimately decide on this no premium MOE?

Carl Anderson:

Yeah. Well, I mean, really there is a 7.3% premium as part of the deal. So I think there’s some little confusion about that. But it’s really not the premium as much this is truly a merger of equals in many ways. And again, I think the upside is what we can be doing together.

Carl Anderson:

Scale in our space is extremely important as you think about not only the diversity of businesses and cyclicality that that will help mitigate, but I also think in order to drive these type of synergies, you do need a lot more scale to be able to do that.

Carl Anderson:

I think at Axalta we’ve had a very good track record of delivering on our cost synergies that we’ve kind of put forth. And we have a slogan that we use internally, which we’re going to be using as we move forward, it’s commitments made, commitments delivered. And I think the track record that we have, and in fairness, the track record that Greg and the team at Akzo are beginning to do as far as taking costs out I think is going to set this company up for future success.

Patrick Cunningham:

And I mean, just on, you’ve developed really strong operating cost discipline, you guys have taken a lot of cost out, so I mean, there was already quite a good standalone EPS accretion story. So how should we think about that story versus the accretion that this deal provides and why this isn’t just something you could have continued on with your own portfolio?

Carl Anderson:

Yeah. Well, yeah, again, I think as we look at what this deal provides, even factoring all that in, this will be 30% more accretive than the standalone. I think that’s one.

Carl Anderson:

I think as I look at what the ownership allows us, not only are we getting more of the over $1.4 billion of value from the higher ownership perspective, I also think that what we can be doing together as relates to revenue synergies, which we haven’t even talked about yet, will really help then drive this to just a level that is much more value than we could have done on our own, is how we’re looking at it.

Carl Anderson:

I think the other important point is, some of the feedback we’ve received from shareholders, “Well, why don’t you just keep buying back your stock like you’ve been doing, given where you’re currently trading?” What’s interesting is when you look at the incremental 10% ownership we’re getting from this deal, going from 35% to 45%, we’re effectively, the multiple that we’re buying on this EBITDA is about six times.

Carl Anderson:

So it’s a much more attractive use, if you would, of capital to be buying essentially into EBITDA at six times than it is buying back their own stock at eight times. And so that’s why I think what we can be doing together in an environment, which traditionally from a volume perspective has been more, it’s relatively low growth type of overall businesses, the scale and ability to really deliver on the cost side is just much more available here with the larger company.

Patrick Cunningham:

Understood. And then maybe just on those synergies, I mean, I think we’re receiving a lot of questions on feasibility, the timeline to execute. Particularly I think procurement synergies, things like that are relatively well-understood, those are often day one, but this is a large European company that you’re merging with. So just trying to understand the feasibility of those SG&A synergies and why does a combined entity have a better sort of playbook to execute on those SG&A synergies?

Carl Anderson:

Yeah, Patrick. Couple points on that. One, when I first joined Axalta two years ago, I heard a lot of that same commentary, “Well, there’s been so much cost takeout in the past of Axalta, how much more left there is to do?” Well, we did over 300 million, right? At a much smaller scale, much smaller business. That’s one.

Carl Anderson:

I think as I look at Axalta’s overall geographic makeup, close to 40% of our business is Europe today. So our team and the AkzoNobel team, we know how to operate in these markets. We know how to drive synergies. And I will tell you that the $600 million is, I can’t say it enough, that is the floor of what we’re going to be able to do.

Carl Anderson:

We did a very detailed analysis of all of the cost synergies rolled up. And I will tell you, there’s always ranges that you kind of come in at as far as kind of base case up to upside. And what was kind of put together is kind of the low end of the ranges that we developed internally. So I just think there’s just much more upside.

Patrick Cunningham:

And maybe just on that floor and where you see potential sources of upside, could you help highlight, make real what the potential revenue synergies could look like, where qualitatively might those areas be?

Carl Anderson:

Yeah. I mean, I think if I look at, one of the best things about this transaction is the complementary nature of the businesses. AkzoNobel has a strong track record in aerospace, marine protective. Axalta is not playing that today. And I think about they have a strong deco business, but then we have a strong mobility business and refinish business. And so in many ways, it’s very complementary.

Carl Anderson:

But in the one area where we both compete in, maybe in different subgroups or sub-functions and sub-businesses with industrial, and that’s where I think if I look at the R&D spend of the combined enterprise it’s probably pretty close to $400 million of R&D spend. And I will tell you that there’s going to be very significant opportunities as we think about revenue synergies in the industrial aspects of what we can be doing.

Carl Anderson:

I also think having a larger company that we can allocate capital, probably combine more effectively to the areas where there’s more growth that will also then play into what we get from an overall revenue synergy perspective.

Carl Anderson:

So we’ll begin to lay out this in more detail as we move forward, but I would say we initially wanted to focus in on immediately what we can control, and that’s on the cost side on a synergy base. And that’s where that 600 million comes in, but there’s more upside as we think about this deal on revenue, for sure.

Patrick Cunningham:

And maybe, you mentioned the combined R&D spend there, and it’s always maybe an underappreciated part of the coatings industry, so I guess what do you find most compelling from the Akzo side? What do you see or what does Dr. Roop see as the opportunities for cross-platform innovation?

Carl Anderson:

Yeah. Well, I would tell you when we announced publicly, internally anyways, I can speak to that, I would say from the Axalta side and I know from the AkzoNobel side, there is a huge level of excitement.

Carl Anderson:

And so if you think about Dr. Roop’s team based not only in Philadelphia but around the world, having access to four different end markets that were, or at least three that we don’t participate in today, there’s excitement about what people and what our phenomenal talented team can be able to do. And then likewise, given the history of AkzoNobel and what they have done over the years as far as on the technology side and the end markets, that collaborative spirit I think will put us best-in-class with what we can do with coatings across the globe.

Patrick Cunningham:

And maybe, you’ve talked about it a couple of times, just this gives you an opportunity to combine scale but also diversify away from refinish, which is a pretty significant part of the earnings footprint now. So is there perhaps a way or a way to have diversified a way in a more stepwise fashion or taken more targeted bolt-ons, medium check sizes to build this business in a different way?

Carl Anderson:

Yeah. Of course there’s different ways to create value, right? I mean, again, I’ve been here for two years. During this time period under Chris Villavarayan’s leadership and myself, we’ve expanded EBITDA by over 300 million. We’ve grown EBITDA margin by over 500 basis points. We’ve expanded earnings per share by 50%. We’ve delevered the company by 1.2, 1.3 turns to the lowest level of leverage in the company’s history. And the stock’s the same level as when I joined two years ago.

Carl Anderson:

And so I use that as a framework is in this, and yes, there’s always different ways, but when I’m staring at a 75% opportunity to create value and the board steering at that level, that is such a enormous amount of opportunity that’s in front of us on a combined basis in a business where growth is always going to be a little bit of at a premium.

Carl Anderson:

And so I think getting larger, having more diversification, being able to scale and really allocate capital even more effectively of a combined basis, I think it’s not only a home run, it’s a massive transformational deal that’s going to be creating enormous value in years to come.

Patrick Cunningham:

As you think about decision around dividend distribution, can you talk about the strategic rationale for providing the dividend to Akzo shareholders only?

Carl Anderson:

Yeah, that really, from a structure perspective, as I said, one of the big premises that we had was we wanted, both sides really were focused on ensuring this was more of a 50-50 type of transaction.

Carl Anderson:

And if again, if you think about the special dividend which is around 2 billion euro, if you strip out the interim dividends that they’ll pay in normal course, that distribution is really just to rightsize the ownership splits between the parties, right? So in order to go from 35% to 45% from an Axalta perspective, or conversely, going the other way from Akzo, the dividend was the mechanic to pull that off.

Carl Anderson:

Again, as I said earlier, I think it’s important to note that if you think about, well, that dividend essentially on a combined basis, the Axalta shareholders are essentially buying that incremental EBITDA of that delta at about a six times ratio, which again is a much more attractive than buying back my stock at eight times or nine times wherever we’re going to be trading.

Patrick Cunningham:

And maybe to the extent you can share with us, any assets that you identified that could cause regulatory scrutiny and would potentially require divestments and would any larger divestments dent the synergy potential at this point?

Carl Anderson:

Well, as I said, we’re obviously very early in this process going through the regulatory environment. As I said before, our businesses are highly complementary with the end markets and the businesses that we operate in today, and so I do think it should be very limited exposure, but I said, it’s very early in the process.

Carl Anderson:

I think as we evaluate it, we did put forth kind of a timetable to close, 12 months to 15 months. I think all parties are, everybody is motivated to move and accelerate as fast as we can to get the deal over the finish line. But at this point, as I said, I think it’s very complementary more than it’s not.

Patrick Cunningham:

And maybe just a related follow-up there, is there anything that, from combining assets, any potential revenue dyssynergies where there’s similar overlaps in the business with having to go out and source additional suppliers as a result of the merger?

Carl Anderson:

Yeah, we really don’t see that at all. I think based, as I said, given that today Axalta does not participate in aerospace or marine or really much in protective or deco at this point, and so, and again, conversely, as it relates to what we do in finish and what we do in mobility both in light vehicle, commercial vehicle, there’s just very limited overlap between the two.

Patrick Cunningham:

And then just in terms of maintaining supplier or maintaining customer relationships, I think some may see this and this is an 18-month plus potential to get this deal done, how are you mitigating potential risks from a competitive standpoint as others may think you’re distracted here?

Carl Anderson:

Yeah. Well, the one thing I can tell you, well, it’s 12 to 15, so I don’t think...

Patrick Cunningham:

Sorry. Sorry. Sorry.

Carl Anderson:

It’s important because everybody kind of brings up kind of the timing on it. I will tell you that from the Axalta side, we are steadfast in delivering on our 2026 A-Plan targets. Nothing will change at all on our side. And I know Greg and the team and Akzo will also be extremely focused on delivering and continuing to add value in what they’re doing if we think about 2026.

Carl Anderson:

So I don’t lose sleep as far as worrying about just because of the announcement that there’s a new distraction. I think both teams are committed to doing everything in their power to continue to execute and continue all the good work that’s been done to date.

Patrick Cunningham:

And then just closing the loop here, just lastly, sort of one-to-one ratio, cost to achieve synergy, 600 million, you see deals like this or other similar sort of transactions and that number is always subject to change. So just level of confidence around that number, how ironclad is that?

Carl Anderson:

Yeah. Well, I would say I think it’s a very good number as we look at it today. As I said, there’s some synergies that will come very, very quickly as we think about that, especially on the purchasing side.

Carl Anderson:

I also think given the amount of work that’s going to be done between now and close, as you think about supply chain and how we’re moving products internally and externally, there’s a lot of work that’s going to be done well in advance that you’re going to kind of get out in front of.

Carl Anderson:

And so I think that one-to-one ratio is a pretty good estimate as we think that, to your point, it can always move around, and the team will be extremely focused on moving at speed, having the agility. And I know we put out kind of the time period that 90% of this will be done in three years. That’s kind of the base, but we are all going to be working to accelerate that as quick as we can.

Patrick Cunningham:

Got it. And maybe just moving on to sort of current trends across the business, and maybe just start high level in terms of where you’re seeing things shape up in 4Q. It’s often a period of time which is prone to holiday shutdowns, extended maintenance of customers, moreso on the mobility side, but just how is things shaping up relative to your previous outlook?

Carl Anderson:

Yeah, again, we’re not going to talk about the rest of the guide for the rest of the year, but I will say this, if you think about Axalta’s business and mobility, North America on autos, we are seeing some more time down with some of the OEs as they kind of get close to year-end. I think they’re taking a little bit extra days, I mean, in some cases a week off. There was another fire event in the auto world as well at a key supplier that’s creating some type of noise as well. So again, I think that’s all part of what we’re facing at this point.

Carl Anderson:

I think the other news that there was, if I think about refinish, I think the refinish business for us is there’s always seasonal Q4 to Q3 kind of movements, but it’s kind of performing at the very similar level that we have been the last couple quarters as well. And so that’s something that we continue to expect as we get into the second quarter of next year, that at least for what we see because of what’s occurred in that space on destocking, that event with that particular customer should be pretty much behind us at this point.

Carl Anderson:

So again, I would say as we kind of cross over the year and get into 2026, the company, Chris, our CEO, the board, we’re still heavily focused on making sure we deliver on what we put forward on the A26 Plan.

Patrick Cunningham:

And then maybe just on refinish, I mean, I think there’s a lot of debate whether this is kind of a perfect storm of destocking, consumer weakness, and some issues with US customers deferring claims, but I think there’s also been the debate that’s bled through that there’s also structural element to it. So can you help us understand your view why this is just kind of cyclical and likely to see some stabilization, and what, if anything, gives you confidence there?

Carl Anderson:

Yeah. So I mean, as we look at the data, I think you always start with the frequency of accidents. And I think as we look at state by state and all of the work that’s going to get done to kind of get at that data, the frequency of accidents has really not changed much over the years. And so I think the secular concern over ADAS or autonomous is we’re just not seeing that in data. So I think that’s kind of important.

Carl Anderson:

I think too, given consumer and behaviors and just the overall inflation costs catching up over the many years following COVID, the higher insurance premiums has played a fact into this. And what we’ve been noticing lately is insurance premiums have begun to level out, in some cases are beginning to decline. And I think we look specifically on our business to the refurbisher.

Carl Anderson:

So when cars get turned back in after use and they’re going to be sold at auction later, we are seeing a pretty significant pickup with some of our customers in that area. So that’s probably up at least 25%, and that usually is a little bit of a precursor to what’s going to be happening with the general state of the market.

Carl Anderson:

So again, I think we see the refinish business is stable, albeit a little bit lower level at this point. We don’t see that fluctuating too much. We get a little outside of Q1, this destocking event should be, well, that customer will be behind us.

Carl Anderson:

It is important to reference, at least in North America, there’s another merger going on between two distributors in the US which are either the number one, number three, or number four distributors of paints that are going to be coming together. But I think it all speaks to just the continued consolidation in this marketplace.

Patrick Cunningham:

Yeah. And maybe just, are there any key differences between sort of the US refinish environment versus the European refinish environment that you see?

Carl Anderson:

So Europe for us and refinish has actually held up very, very well. So I mean, the insurance increases were not as significant in Europe as they have been in the US. It’s a different go-to-market strategy too. It tends to be more direct, whereas in the US market, you do work through distributors, so it’s a little bit more on the indirect side.

Carl Anderson:

So inventory can move more in the indirect method than the direct method. But overall, Europe, it’s been a pretty good market for us here this past year in finish. And really, the story, if I look at just Axalta for 2025, the revenue, we’re going to be down maybe about 200 million of revenue this year. A very significant amount of that really relates to just North America across all of our businesses. And so that’s been the weak spot from what we’ve seen in our business.

Patrick Cunningham:

And then maybe just to close the loop on refinish, just could you just discuss how Irus Mix, Nimbus adoption have been progressing year to date and what sort of customer feedback and win rates you’ve gotten there?

Carl Anderson:

Yeah. So I think the Nimbus, maybe we’ll start with that, that is a great platform that our team is excited about rolling that out. I think we’re targeting over 40,000 locations or touchpoints by the end of 2026.

Carl Anderson:

So we’re executing on that, we’re rolling that out. I think that’s going to be a pretty significant game changer for us as we think about providing information to all of our customers and ability for automatic ordering to take place. It also unlocks being able to sell more than just paint as part of this opportunity.

So I would say the Nimbus rollout is going according to plan and next year is going to be a very big year for us.

Carl Anderson:

Irus Mix, I think we continue to kind of progress that. I think it’s probably not moving as quick as we want it. Part of that was some tariffs earlier in the year that we figured out, but I think that’s another part of what we’re going to be moving at speed with as we get into ‘26.

Patrick Cunningham:

Got it. And just in terms of like, I guess I’ll keep going on refinish, just in terms of the go-forward strategy as you have this pending merger, just there’s been a willingness both inorganically and organically to try to move into downstream, mainstream and economy rather. Is that still the case? Do you still feel good about that strategy?

Carl Anderson:

100%. So I think that’s where if you look at the amount of body shop wins through the third quarter, we’ve already have won 2,500 body shops. Typically, we get that in a full year.

Carl Anderson:

The reason we’re at a plane is that growth in mainstream and economy. So we were always on a market share basis running maybe in that 10% plus or minus category in economy, and I think the commitment with, we did that acquisition over a year ago with CoverFlexx, is opening more and more opportunities for us. And that path, that will continue as we get into ‘26 and beyond.

Patrick Cunningham:

Got it. And maybe just pivoting to industrial business, obviously wood coating’s a big part here, and looking ahead to 2026, what sort of expectations or visibility or improvement of demand in a potential rate cut environment and maybe highlight some of the ways that you’re winning new business or optimizing the portfolio to have more of a standalone margin story here?

Carl Anderson:

Yeah, so I think what the team has done internally has been really phenomenal amount of work. So in a pretty tough end market the last three years in industrial, we have doubled our EBITDA margin. So a huge focus on cost.

Carl Anderson:

How we go to market has been kind of the keys to success. We talked several years ago about maybe moving away from certain part of our revenue within industrial because it wasn’t at the right margin target. So the team has executed on that. And I think now we kind of find ourselves in more of a position of really focusing more on growth.

Carl Anderson:

And so yes, if there’s further rate cuts and there’s some momentum finally in building construction, I think that potentially could be a big tailwind as we think about next year. I think as we’re beginning to build the budget, we’re not expecting a huge return yet. That’s something that we’ll continue to spend more time on and we’ll provide more color on that as we kind of get into the full year ‘26 discussion.

Carl Anderson:

But I think at some point, and I think people have been saying this for the last three years, candidly, that will change. And I think we’re in a very good spot to take advantage of that. Because it’s not only what we’ve done internally with the cost side, it’s our plants that we are operating across the board are running at the best levels they’ve ever had in the company’s history.

Carl Anderson:

So when we do our detailed scorecards, whether it’s on safety, quality, delivery, costs and people, we are across the board in all the markets we’re performing as best as we ever can. So we’re ready for that volume uplift when that does occur.

Patrick Cunningham:

Got it. And then just on commercial vehicles, can you just provide more color on expectations for EPA ‘27 pre-buy and ‘26? Any planned capacity investments ahead of anticipated growth? And maybe I’ll save my question on the other side of the [inaudible 00:30:27] business as well.

Carl Anderson:

Yeah. I would say on CV, so if you think about where we were maybe a year ago, year and a half ago, ‘26 was going to be a watershed year for the commercial vehicle market here in the US.

Carl Anderson:

I think predictions at that time would be probably Class 8 production north of 350,000 units, which would put it at probably either the number one or number two best market.

Carl Anderson:

Today, if you kind of fast-forward to where the current projections are, we’re probably running way below replacement level, so 225,000, some forecasts are down to 200,000. So it’s been a sea change as far as expectations for ‘26.

Carl Anderson:

Now, the question will be, if there’s no changes from the EPA, does that begin to change a little bit? It’s too early yet. But I would say we have always viewed replacement levels in the trucking world in Class 8 in North America about 275,000 units. So I think we’re primed to move back to that. The question is, is it going to happen in ‘26 or the second half of ‘26 or is it more ‘27? So that’s kind of open at this point as we think about it.

Carl Anderson:

But what’s interesting though as we think about just what we’ve done with the margin profile mobility, CV is a very, very good margin product for us. And that market has been down over 20% this year. And mobility as a segment is running margins that are close to 18% from an EBITDA margin perspective. So we’ve done a lot with the business part of that, so I know your next question on CTS, a lot of that’s how our team has executed from whether it’s on pricing initiatives, but more importantly, what we’ve done on the cost side.

Patrick Cunningham:

Yeah. And then that CTS business has always surprised me because of you see the headlines on Class 8, it’s a good strong part of your mix, but it seems like a bright spot of the portfolio has been CTS. So how do we think about that potentially developing into next year after you’ve had such a strong year this year?

Carl Anderson:

Yeah, I think there’s more room to run. So I think the team is focused on that. Don’t forget next year with the Brazil business continuing to ramp up, we will have incremental revenue growth just from that business as well. It’s probably another 30 to $40 million minimum of top line that will come in next year based off of that business that we won about a year ago at this point.

Carl Anderson:

So I think our mobility team has performed very, very well. I think we talked about where the margins can kind of get to, but we’re kind of running at really at levels that the company has not run at a pretty long time period. And so now the focus for us and really the industry is, okay, where does that incremental growth begin to come from? And that’s what we’re going to be really focused on as we kind of get into next year.

Patrick Cunningham:

Got it. And then maybe just to close on light vehicle, I guess maybe just first starting out with expectations for Axalta builds relative to global builds into next year and what you’re seeing after you had some nice share wins this year as well?

Carl Anderson:

Yeah. I think today as we look forward to ‘26, we see light vehicle global builds probably in line with what they’ve done this year. I think you’ll see a little bit of mix change between regions as we get in next year, so I think the North America market for us anyway was lower.

Carl Anderson:

I think that’s going to come back. Part of that was with some of the, if you go back earlier in year with some of the tariff news, as OEs were beginning to shift production out of Mexico into the US, it always takes time. A lot of those plants and OEs will be online and we’ll have an advantage of that as we kind of get into next year.

Carl Anderson:

But again, I think we’re excited about our Brazil business, continues to perform very, very well, adding incremental revenue. And then as I think about the bright spot in mobility for us has been China for many, many years. And I will tell you, the team continues to do a really, really great job of executing in the China market, and I think that’s what we’re planning for as we close out the A-Plan.

Patrick Cunningham:

Great. Well, please join me in thanking Carl Anderson from Axalta.

Carl Anderson:

Okay. All right. Thank you, Patrick. Yeah.

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Market data

Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.